                                                                      EXHIBIT 99


ITEM 3.  LEGAL PROCEEDINGS

     For a description of certain legal and regulatory proceedings affecting us, see Notes 4, 14(f), 14(g) and 21 to our consolidated financial statements, which notes are incorporated herein by reference.

RESTATEMENT OF SECOND AND THIRD QUARTER 2001 RESULTS OF OPERATIONS

     On February 5, 2002, Reliant Energy announced that it was restating its earnings for the second and third quarters of 2001. As more fully described in Reliant Energy's March 15, 2002 Current Report on Form 8-K, the restatement related to a correction in accounting treatment for a series of four structured transactions that were inappropriately accounted for by Reliant Resources as cash flow hedges for the period of May 2001 through September 2001, rather than as derivatives with changes in fair value recognized through the income statement. Each structured transaction involved a series of forward contracts to buy and sell an energy commodity in 2001 and to buy and sell an energy commodity in 2002 or 2003.

     At the time of the public announcement of Reliant Energy's intention to restate its reporting of the structured transactions, the Audit Committees of each of the boards of directors of Reliant Energy and Reliant Resources instructed Reliant Resources to conduct an internal audit review to determine whether there were any other transactions included in the asset books as cash flow hedges that failed to meet the cash flow hedge requirements under Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This targeted internal audit review found no other similar transactions.

     The Audit Committees also directed an internal investigation by outside legal counsel of the facts and circumstances leading to the restatement, which investigation has been completed. In connection with the restatement and related investigations, the Audit Committees have met eight times to hear and assess reports from the investigative counsel regarding its investigation and contacts with the staff of the SEC. To address the issues identified in the investigation process, the Audit Committees and management have begun analyzing and implementing remedial actions, including, among other things, changes in organizational structure and enhancement of internal controls and procedures.

     On April 5, 2002, Reliant Resources was advised that the Staff of the Division of Enforcement of the SEC is conducting an informal inquiry into the facts and circumstances surrounding the restatement. Reliant Resources is cooperating with this inquiry. Before releasing its 2001 earnings, Reliant Energy received concurrence from the SEC's accounting staff on the accounting treatment of the restatement, which increased its earnings for the two quarters by a total of $107 million. At this time, we cannot predict the outcome of the SEC's inquiry. In addition, we cannot predict what effect the inquiry may have on our pending application to the SEC under the 1935 Act, which is required for our Restructuring. For more information about our Restructuring, please read "Our Business -- Status of Business Separation" and "-- Business Separation" in
Item 1 of this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                 CERTAIN FACTORS AFFECTING OUR FUTURE EARNINGS

     Our past earnings are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on numerous factors including:

     - state, federal and international legislative and regulatory developments, including deregulation, re-regulation and restructuring of the electric utility industry, changes in or application of environmental and other laws and regulations to which we are subject and changes in or application of laws or regulations applicable to other aspects of our business, such as commodities trading and hedging activities;

     - the timing of the implementation of our Business Separation Plan;

     - the effects of competition, including the extent and timing of the entry of additional competitors in our markets;

     - liquidity concerns in our markets;

     - industrial, commercial and residential growth in our service territories;

     - the degree to which Reliant Resources successfully integrates the operations and assets of Orion Power into the Wholesale Energy business segment;

     - the determination of the amount of our Texas generation business' stranded costs and the recovery of these costs;

     - the availability of adequate supplies of fuel, water, and associated transportation necessary to operate our generation facilities;

     - our pursuit of potential business strategies, including acquisitions or dispositions of assets or the development of additional power generation facilities;

     - state, federal and other rate regulations in the United States and in foreign countries in which we operate or into which we might expand our operations;

     - the timing and extent of changes in interest rates and commodity prices, particularly natural gas prices;

     - weather variations and other natural phenomena, which can affect the demand for power from, or our ability to produce power at our generating facilities;

     - our ability to cost-effectively finance and refinance;

     - the degree to which we successfully integrate the operations and assets of Orion Power into our Wholesale Energy segment;

     - the successful and timely completion of our construction programs, as well as the successful start-up of completed projects;

     - financial market conditions, our access to and cost of capital and the results of our financing and refinancing efforts, including availability of funds in the debt/capital markets for merchant generation companies;

     - the credit worthiness or bankruptcy or other financial distress of our trading, marketing and risk management services counterparties;

     - actions by rating agencies with respect to us or our competitors;

     - acts of terrorism or war;

     - the availability and price of insurance;

     - the reliability of the systems, procedures and other infrastructure necessary to operate our retail electric business, including the systems owned and operated by ERCOT;

     - political, legal, regulatory and economic conditions and developments in the United States and in foreign countries in which we operate or into which we might expand our operations, including the effects of fluctuations in foreign currency exchange rates;

     - the resolution of the refusal by California market participants to pay our receivables balances due to the recent energy crisis in the West region; and

     - the successful operation of deregulating power markets.

     In order to adapt to the increasingly competitive environment in our industry, we continue to evaluate a wide array of potential business strategies, including business combinations or acquisitions involving other utility or non-utility businesses or properties, dispositions of currently owned businesses, as well as developing new generation projects, products, services and customer strategies.

FACTORS AFFECTING THE RESULTS OF OUR ELECTRIC OPERATIONS

     Deregulation. In June 1999, the Texas legislature adopted the Texas Electric Restructuring Law, which substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail competition. Retail pilot projects for up to 5% of each utility's load in all customer classes began in August 2001 and retail electric competition for all other customers began on January 1, 2002. We have made significant changes in the electric utility operations previously conducted through Reliant Energy HL&P. For additional information regarding these changes, please read "Our
Business -- Deregulation," "-- Electric Operations," "-- Regulation -- State and Local Regulations -- Texas -- Electric Operations -- The Texas Electric Restructuring Law" and "-- Our Business Going Forward" in Item 1 of this Form 10-K and Note 4 to our consolidated financial statements.

     Transmission and Distribution. Under the Texas Electric Restructuring Law, our T&D Utility will remain subject to traditional rate regulation by the Texas Utility Commission, and we will collect from retail electric providers the rates approved in the T&D Utility's rate case (Wires Case) to cover the cost of providing transmission and distribution service and any other expenses. Our ability to earn the rate of return built into the T&D Utility's rates may be affected, positively or negatively, to the extent that the T&D Utility's actual expenses or revenues differ from the estimates used to set the T&D Utility's rates.

     Generation. As described under "Electric Operations -- Generation," since January 1, 2002, we have been obligated to sell substantially all of the generating capacity and related ancillary services of our Texas generation business through auctions. As a result, we are not guaranteed any rate of return on our investment in these generation facilities through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for electricity in the Texas market and the related results of our capacity auctions. These market prices may fluctuate substantially over relatively short periods of time. In addition, ERCOT, the independent system operator for the Texas markets, may impose price limitations, bidding rules and other mechanisms that may impact wholesale power prices in the Texas market and the outcome of our capacity auctions. Our historical financial results represent the results of our Texas generation business as part of an integrated utility in a regulated market and may not be representative of its results as a stand-alone wholesale electric power generation company in an unregulated market. Therefore, the historical financial information included in this report does not necessarily reflect what our financial position, results of operations and cash flows would have been had our generation facilities been operated in an unregulated market.

     Under the terms of the auctions pursuant to which we are obligated to sell our capacity, we are obligated to provide specified amounts of capacity to successful bidders. The products we sell in the auctions are only entitlements to capacity dispatched from our units and do not convey the right to have power dispatched from a particular unit. This flexibility exposes us to the risk that, depending on the availability of our units, we could be required to supply energy from a higher cost unit to meet an obligation for lower cost generation or to obtain the energy on the open market. Obtaining such replacement generation could involve significant additional costs. We manage this risk by maintaining appropriate reserves within our generation asset base but these reserves may not cover an entire exposure in the event of a significant outage at one of our facilities. For information about operating risks associated with our Texas generation business, please read "Factors Affecting the Results of Our Wholesale Energy Operations -- Operating Risks" below.

     Also, market volatility in the price of fuel for our generation operations, as well as in the price of purchased power, could have an effect on our cost to generate or acquire power. For additional information regarding commodity prices and supplies, please read "-- Factors Affecting the Results of Our Wholesale Energy Operations -- Price Volatility."

     Pursuant to the Texas Electric Restructuring Law, we will be entitled to recover our stranded costs (i.e., the excess of regulatory net book value of generation assets, as defined by the Texas Electric Restructuring Law, over the market value of those assets) and our regulatory assets related to generation. The Texas Electric Restructuring Law prescribes specific methods for determining the amount of stranded costs and the details for their recovery, and our recovery of stranded costs is dependent upon the outcome of regulatory proceedings in which we will be required to establish the extent of our stranded costs and related underlying matters. During the base rate freeze period from July 1999 through 2001, earnings above the utility's authorized rate of return formula were applied in a manner to accelerate depreciation of generation related plant assets for regulatory purposes. In addition, depreciation expense for transmission and distribution related assets was redirected to generation assets for regulatory purposes from 1998. The Texas Electric Restructuring Law also provided for us, or a special purpose entity formed by us, to issue securitization bonds for the recovery of generation related regulatory assets and a portion of stranded costs. Reliant Energy Transition Bond Company LLC, our wholly owned subsidiary, issued $749 million of securitization bonds on October 24, 2001. Any stranded costs not recovered through the sale of securitization bonds may be recovered through a charge to transmission and distribution customers. For additional information regarding these securitization bonds, please read Note 4(a) to our consolidated financial statements. For information regarding recovery of under-collected fuel expenses, please read "Liquidity and Capital Resources -- Future Sources and Uses of Cash -- Fuel Filing in Item 7 of this Form 10-K".

     The Texas Utility Commission issued a final order on October 3, 2001 (October 3, 2001 Order) that established the transmission and distribution rates that became effective January 2002. In this Order, the Texas Utility Commission found that we had overmitigated our stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under the Transition Plan and Texas Electric Restructuring Law. In December 2001, we recorded a regulatory liability of $1.1 billion to reflect the prospective refund of accelerated depreciation, removed our previously recorded embedded regulatory asset of $841 million related to redirected depreciation and recorded a regulatory asset of $2.0 billion based upon current projections of market value of the Reliant Energy HL&P generation assets to be covered by the 2004 true-up proceeding provided for in the Texas Electric Restructuring Law. Recovery of this asset is subject to regulatory risk. We began refunding the excess mitigation credits in January 2002 and will continue over a seven year period. If events occur that make the recovery of all or a portion of the regulatory assets no longer probable, we will write off the corresponding balance of these assets as a charge against earnings. One of the results of discontinuing the application of regulatory accounting for the generation operations is the elimination of the regulatory accounting effects of excess deferred income taxes and investment tax credits related to these operations. We believe it is probable that some parties will seek to return these amounts to ratepayers and, accordingly, we have recorded an offsetting liability.

     The Texas Electric Restructuring Law requires us to auction 15% of the output of the installed generating capacity of our Texas generation business until January 1, 2007 unless certain criteria are met (state mandated auctions). In addition, the master separation agreement between Reliant Energy and Reliant Resources requires us to auction to third parties, including Reliant Resources, the capacity available in excess of amounts included in the state mandated auctions (contractually mandated auctions). Beginning January 2002, our Texas generation business began delivering power sold through the state mandated auctions and contractually mandated auctions at market rates. However, the Texas Electric Restructuring Law provides for recovery of any difference between market power prices received in these capacity auctions and the Texas Utility Commission's earlier estimates of those market prices. This capacity auction true-up should provide for revenues earned by our Texas generation business during the two-year period ending December 2003 to approximate a regulated return on the invested capital of our Texas generation business. The Texas Utility Commission's estimate serves as a preliminary identification of stranded costs for recovery through securitization. This component of the true-up is intended to ensure that neither the customers nor we are disadvantaged economically as a result of the two-year transition period by providing this pricing structure. The underlying data for the true-up calculation has not been finalized. Because the capacity true-up process provided for in the Texas Electric Restructuring Law will take into account only the prices we receive in the state mandated auctions, lower prices that we may receive in the contractually mandated auctions will not be considered and we may therefore not recover all of our stranded costs. We cannot predict the amount, if any, of these costs that would not be recovered.

     Retail. For a discussion of factors affecting our retail operations, please read "-- Factors Affecting the Results of Our Retail Operations."

     Other. For additional information regarding litigation over franchise fees, please read Note 14(f) to our consolidated financial statements.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

(14) COMMITMENTS AND CONTINGENCIES

  (a) COMMITMENTS AND GUARANTEES

     The following information is presented separately for the Company's regulated and unregulated businesses:

RELIANT ENERGY (TO BECOME CENTERPOINT ENERGY SUBSEQUENT TO THE RESTRUCTURING)

     Capital and Environmental Commitments. Reliant Energy anticipates investing up to $397 million in capital and other special project expenditures between 2002 and 2006 for environmental compliance. Reliant Energy anticipates expenditures to be as follows (in millions):

2002........................................................  $234
2003........................................................   132
2004........................................................    28
2005........................................................     3
2006........................................................    --
                                                              ----
  Total.....................................................  $397
                                                              ====

     Fuel and Purchased Power. Fuel commitments include several long-term coal, lignite and natural gas contracts related to Texas power generation operations, which have various quantity requirements and durations that are not classified as non-trading derivatives assets and liabilities or trading and marketing assets and liabilities in the Company's Consolidated Balance Sheets as of December 31, 2001 as these contracts meet the SFAS No. 133 exception to be classified as "normal purchases contracts" (see Note 5) or do not meet the definition of a derivative. Minimum payment obligations for coal and transportation agreements that extend through 2009 are approximately $199 million in 2002, $129 million in 2003, $133 million in 2004, $137 million in 2005 and $141 million in 2006. Purchase commitments related to lignite mining and lease agreements, natural gas purchases and storage contracts, and purchased power are not material to Reliant Energy's operations. Prior to January 1, 2002, the Electric Operations business segment was allowed recovery of these costs through rates for electric service. As of December 31, 2001, some of these contracts are above market. Reliant Energy anticipates that stranded costs associated with these obligations will be recoverable through the stranded cost recovery mechanisms contained in the Texas Electric Restructuring Law. For information regarding the Texas Electric Restructuring Law, see Note 4(a).

     Reliant Energy's other long-term fuel supply commitments which have various quantity requirements and durations are not considered material either individually or in the aggregate to its results of operations or cash flows.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

RELIANT RESOURCES -- UNREGULATED BUSINESSES

     As of December 31, 2001, the Wholesale Energy business segment had entered into commitments associated with various non-rate regulated electric generating projects, including commitments for the purchase of combustion turbines, aggregating $440 million. In addition, the Wholesale Energy business segment has options to purchase additional generating equipment for a total estimated cost of $42 million for future generation projects. Reliant Resources is actively attempting to remarket this equipment.

     Reliant Resources is a party to several fuel supply contracts, commodity transportation contracts, and purchase power and electric capacity contracts, that have various quantity requirements and durations that are not classified as non-trading derivatives assets and liabilities or trading and marketing assets and liabilities in the Consolidated Balance Sheets as of December 31, 2001 as these contracts meet the SFAS No. 133 exception to be classified as "normal purchases contracts" (see Note 5) or do not meet the definition of a derivative. The maximum duration of any of these commitments is 21 years. Minimum purchase commitment obligations under these agreements are as follows for the next five years, as of December 31, 2001 (in millions):

                                                                              PURCHASED POWER
                                                                              AND ELECTRIC AND
                                                             TRANSPORTATION     GAS CAPACITY
                                          FUEL COMMITMENTS    COMMITMENTS       COMMITMENTS
                                          ----------------   --------------   ----------------
2002....................................        $105              $ 45              $315
2003....................................          39                84               119
2004....................................          45               101                61
2005....................................          45               101                61
2006....................................          45               101                61
                                                ----              ----              ----
  Total.................................        $279              $432              $617
                                                ====              ====              ====

     The maximum duration under any individual fuel supply contract and transportation contract is 18 years and 21 years, respectively.

     Reliant Resources' aggregate electric capacity commitments, including capacity auction products, are for 7,496 MW, 1,800 MW, 1,000 MW, 1,000 MW and 1,000 MW for 2002, 2003, 2004, 2005 and 2006, respectively. The maximum duration under any individual commitment is five years. Included in the above purchase power and electric capacity commitments are amounts to be acquired from Texas Genco in 2002 and 2003 of $213 million and $57 million, respectively.

     As of December 31, 2001, Reliant Resources has commitments, including electric energy and capacity sale contracts and district heating contracts (see
Note 14(h)) which are not classified as non-trading derivative assets and liabilities or trading and marketing assets and liabilities in the Consolidated Balance Sheets as these contracts meet the SFAS No. 133 exception to be classified as "normal sales contracts" or do not meet the definition of a derivative. The estimated minimum sale commitments under these contracts are $450 million, $211 million, $194 million, $174 million and $159 million in 2002, 2003, 2004, 2005 and 2006, respectively.

     In addition, in January 2002, Reliant Resources began providing retail electric services to approximately 1.5 million residential and small commercial customers previously served by Reliant Energy's electric utility division. Within Reliant Energy's electric utility division's territory, prices that may be charged to residential and small commercial customers by this retail electric service provider are subject to a fixed, specified price (price to beat) at the outset of retail competition. The Texas Utility Commission's regulations allow this retail electric provider to adjust its price to beat fuel factor based on a percentage change in the price of natural gas. In addition, the retail electric provider may also request an adjustment as a result of changes in its price of purchased energy. The retail electric provider may request that its price to beat be adjusted twice a year.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

Reliant Resources will not be permitted to sell electricity to residential and small commercial customers in the incumbent's traditional service territory at a price other than the price to beat until January 1, 2005, unless before that date the Texas Utility Commission determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers is committed to be served by other retail electric providers.

     Reliant Resources guarantees the performance of certain of its subsidiaries' trading and hedging obligations. As of December 31, 2001, the fixed maximum amount of such guarantees was $4.7 billion. In addition, Reliant Resources has issued letters of credit totaling $51 million in connection with its trading activities. Reliant Resources does not consider it likely that it would be required to perform or otherwise incur any losses associated with these guarantees.

     In addition to the above discussions, Reliant Resources' other commitments have various quantity requirements and durations and are not considered material either individually or in the aggregate to its results of operations or cash flows.

  (b) LEASE COMMITMENTS

     In August 2000, the Company, entered into separate sale-leaseback transactions with each of three owner-lessors covering the subsidiaries' respective 16.45%, 16.67% and 100% interests in the Conemaugh, Keystone and Shawville generating stations, respectively, acquired in the REMA acquisition. As lessee, the Company leases an interest in each facility from each owner-lessor under a facility lease agreement. The equity interests in all the subsidiaries of REMA are pledged as collateral for REMA's lease obligations. In addition, the subsidiaries have guaranteed the lease obligations. The lease documents contain restrictive covenants that restrict REMA's ability to, among other things, make dividend distributions unless REMA satisfies various conditions. The covenant restricting dividends would be suspended if the direct or indirect parent of REMA, meeting specified criteria, including having a rating on REMA's long-term unsecured senior debt of at least BBB from Standard and Poor's and Baa2 from Moody's, guarantees the lease obligations. The Company will make lease payments through 2029. The lease term expires in 2034. As of December 31, 2001, REMA had $167 million of restricted funds that are available for REMA's working capital needs and to make future lease payments, including a lease payment of $55 million which was made in January 2002.

     In the first quarter of 2001, Reliant Resources entered into tolling arrangements with a third party to purchase the rights to utilize and dispatch electric generating capacity of approximately 1,100 MW extending through 2012. This electricity will be generated by two gas-fired, simple-cycle peaking plants, with fuel oil backup which are being constructed by a tolling partner. Reliant Resources anticipates construction to be completed by the summer of 2002, at which time Reliant Resources will commence tolling payments. The tolling arrangements qualify as operating leases.

     In February 2001, the Company entered into a lease for office space for Reliant Resources in a building under construction. The lease agreement was assigned by the Company to Reliant Resources by an assignment and assumption agreement in June 2001. The lease term, which commences in the second quarter 2003, is 15 years with two five-year renewal options. Reliant Resources has the right to name the building.

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases at December 31, 2001, which primarily relate to the REMA leases mentioned above. Other non-cancelable, long-term operating leases for Reliant Energy and Reliant Resources principally

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES consist of tolling arrangements, as discussed above, rental agreements for building space, data processing equipment and vehicles, including major work equipment.

                                  REMA SALE-LEASE   RELIANT RESOURCES   RELIANT ENERGY
                                    OBLIGATION            OTHER             OTHER        TOTAL
                                  ---------------   -----------------   --------------   ------
                                                          (IN MILLIONS)
2002............................      $  136              $ 52               $ 14        $  202
2003............................          77                72                 12           161
2004............................          84                87                  7           178
2005............................          75                89                  6           170
2006............................          64                90                  5           159
2007 and beyond.................       1,124               469                 66         1,659
                                      ------              ----               ----        ------
  Total.........................      $1,560              $859               $110        $2,529
                                      ======              ====               ====        ======

     Total lease expense for all operating leases was $39 million, $62 million and $112 million during 1999, 2000 and 2001, respectively. During 2001, the Company made lease payments related to the REMA lease of $259 million. As of December 31, 2001, the Company had recorded a prepaid lease obligation related to the REMA sale-leaseback of $59 million and $122 million in other current assets and other long-term assets, respectively.

  (c) CROSS BORDER LEASES

     During the period from 1994 through 1997, under cross border lease transactions, REPGB leased several of its power plants and related equipment and turbines to non-Netherlands based investors (the head leases) and concurrently leased the facilities back under sublease arrangements with remaining terms as of December 31, 2001 of 1 to 23 years. REPGB utilized proceeds from the head lease transactions to prepay its sublease obligations and to provide a source for payment of end of term purchase options and other financial undertakings. The initial sublease obligations totaled $2.4 billion of which $1.6 billion remained outstanding as of December 31, 2001. These transactions involve REPGB providing to a foreign investor an ownership right in (but not necessarily title to) an asset, with a leaseback of that asset. The net proceeds to REPGB of the transactions were recorded as a deferred gain and are currently being amortized to income over the lease terms. At December 31, 2000 and 2001, the unamortized deferred gain on these transactions totaled $77 million and $68 million, respectively. The power plants, related equipment and turbines remain on the financial statements of REPGB and continue to be depreciated.

     REPGB is required to maintain minimum insurance coverages, perform minimum annual maintenance and, in specified situations, post letters of credit. REPGB's shareholder is subject to some restrictions with respect to the liquidation of REPGB's shares. In the case of early termination of these contracts, REPGB would be contingently liable for some payments to the sublessors, which at December 31, 2001, are estimated to be $272 million. Starting in March 2000, REPGB was required by some of the lease agreements to obtain standby letters of credit in favor of the sublessors in the event of early termination. The amount of the required letters of credit was $272 million as of December 31, 2001. Commitments for these letters of credit have been obtained as of December 31, 2001.

  (d) NAMING RIGHTS TO HOUSTON SPORTS COMPLEX

     In October 2000, Reliant Resources acquired the naming rights for the new football stadium for the Houston Texans, the National Football League's newest franchise. In addition, the naming rights cover the entertainment and convention facilities included in the stadium complex. The agreement extends for 32 years. In addition to naming rights, the agreement provides Reliant Resources with significant sponsorship rights.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

The aggregate cost of the naming rights will be approximately $300 million. During the fourth quarter of 2000, Reliant Resources incurred an obligation to pay $12 million in order to secure the long-term commitment and for the initial advertising of which $10 million was expensed in the Statement of Consolidated Income in 2000. Starting in 2002, when the new stadium is operational, Reliant Resources will pay $10 million each year through 2032 for annual advertising under this agreement.

  (e) TRANSPORTATION AGREEMENT

     A subsidiary of RERC Corp. had an agreement (ANR Agreement) with ANR Pipeline Company (ANR) that contemplated that this subsidiary would transfer to ANR an interest in some of RERC Corp.'s pipeline and related assets. As of December 31, 2000 and 2001, the Company had recorded $41 million in other long-term liabilities in the Company's Consolidated Balance Sheets to reflect the Company's obligation to ANR for the use of 130 million cubic feet (Mmcf)/day of capacity in some of the Company's transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to ANR. The ANR Agreement will terminate in 2005 with a refund of $36 million.

  (f) LEGAL, ENVIRONMENTAL AND OTHER REGULATORY MATTERS

  Legal Matters

     Reliant Energy HL&P Municipal Franchise Fee Lawsuits. In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class of all similarly situated cities in Reliant Energy HL&P's service area, against Reliant Energy and Houston Industries Finance, Inc. (formerly a wholly owned subsidiary of Reliant Energy) alleging underpayment of municipal franchise fees. Plaintiffs claim that they are entitled to 4% of all receipts of any kind for business conducted within these cities over the previous four decades. Because the franchise ordinances at issue affecting Reliant Energy HL&P expressly impose fees only on its own receipts and only from sales of electricity for consumption within a city, the Company regards all of plaintiffs' allegations as spurious and is vigorously contesting the case. The plaintiffs' pleadings asserted that their damages exceeded $250 million. The 269th Judicial District Court for Harris County granted partial summary judgment in favor of Reliant Energy dismissing all claims for franchise fees based on sales tax collections. Other motions for partial summary judgment were denied. A six-week jury trial of the original claimant cities (but not the class of cities) ended on April 4, 2000 (Three Cities case). Although the jury found for Reliant Energy on many issues, they found in favor of the original claimant cities on three issues, and assessed a total of $4 million in actual and $30 million in punitive damages. However, the jury also found in favor of Reliant Energy on the affirmative defense of laches, a defense similar to a statute of limitations defense, due to the original claimant cities having unreasonably delayed bringing their claims during the 43 years since the alleged wrongs began.

     The trial court in the Three Cities case granted most of Reliant Energy's motions to disregard the jury's findings. The trial court's rulings reduced the judgment to $1.7 million, including interest, plus an award of $13.7 million in legal fees. In addition, the trial court granted Reliant Energy's motion to decertify the class and vacated its prior orders certifying a class. Following this ruling, 45 cities filed individual suits against Reliant Energy in the District Court of Harris County.

     The Three Cities case has been appealed. The Company believes that the $1.7 million damage award resulted from serious errors of law and that it will be set aside by the Texas appellate courts. In addition, the Company believes that because of an agreement between the parties limiting fees to a percentage of the damages, reversal of the award of $13.7 million in attorneys' fees in the Three Cities case is probable.

     The extent to which issues in the Three Cities case may affect the claims of the other cities served by Reliant Energy HL&P cannot be assessed until judgments are final and no longer subject to appeal. However, the trial court's rulings disregarding most of the jury's findings are consistent with Texas Supreme Court

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           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

opinions over the past decade. The Company estimates the range of possible outcomes for the plaintiffs to be between zero and $18 million inclusive of interest and attorneys' fees.

     California Wholesale Market. Reliant Energy, Reliant Energy Services, REPG and several other subsidiaries of Reliant Resources, as well as three officers of some of these companies, have been named as defendants in class action lawsuits and other lawsuits filed against a number of companies that own generation plants in California and other sellers of electricity in California markets. Pursuant to the terms of the master separation agreement between Reliant Energy and Reliant Resources (see Note 4(c)), Reliant Resources has agreed to indemnify Reliant Energy for any damages arising under these lawsuits and may elect to defend these lawsuits at its own expense. Three of these lawsuits were filed in the Superior Court of the State of California, San Diego County; two were filed in the Superior Court in San Francisco County; and one was filed in the Superior Court of Los Angeles County. While the plaintiffs allege various violations by the defendants of state antitrust laws and state laws against unfair and unlawful business practices, each of the lawsuits is grounded on the central allegation that defendants conspired to drive up the wholesale price of electricity. In addition to injunctive relief, the plaintiffs in these lawsuits seek treble the amount of damages alleged, restitution of alleged overpayments, disgorgement of alleged unlawful profits for sales of electricity, costs of suit and attorneys' fees. The cases were initially removed to federal court and were then assigned to Judge Robert H. Whaley, United States District Judge, pursuant to the federal procedures for multi-district litigation. On July 30, 2000, Judge Whaley remanded the cases to state court. Upon remand to state court, the cases were assigned to Superior Court Judge Janis L. Sammartino pursuant to the California state coordination procedures. On March 4, 2002, Judge Sammartino adopted a schedule proposed by the parties that would result in a trial beginning on March 1, 2004. On March 8, 2002, the plaintiffs filed a single, consolidated complaint naming numerous defendants, including Reliant Energy Services and other Reliant Resources' subsidiaries, that restated the allegations described above and alleged that damages against all defendants could be as much as $1 billion.

     Plaintiffs have voluntarily dismissed Reliant Energy from two of the three class actions in which it was named as a defendant. The ultimate outcome of the lawsuits cannot be predicted with any degree of certainty at this time. However, the Company believes, based on its analysis to date of the claims asserted in these lawsuits and the underlying facts, that resolution of these lawsuits will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     On March 11, 2002, the California Attorney General filed a civil lawsuit in San Francisco Superior Court naming Reliant Energy, Reliant Resources, Reliant Energy Services, REPG, and several other subsidiaries of Reliant Resources as defendants. Pursuant to the terms of the master separation agreement between Reliant Energy and Reliant Resources (see Note 4(c)), Reliant Resources has agreed to indemnify Reliant Energy for any damages arising under these lawsuits and may elect to defend these lawsuits at its own expense. The Attorney General alleges various violations by the defendants of state laws against unfair and unlawful business practices arising out of transactions in the markets for ancillary services run by the California Independent System Operator (Cal ISO). In addition to injunctive relief, the Attorney General seeks restitution and disgorgement of alleged unlawful profits for sales of electricity, and civil penalties. The ultimate outcome of this lawsuit cannot be predicted with any degree of certainty at this time.

     On March 19, 2002, the California Attorney General filed a complaint with the FERC naming Reliant Energy Services and "all other public utility sellers" in California as defendants. The complaint alleges that sellers with market-based rates have violated their tariffs by not filing with the FERC transaction-specific information about all of their sales and purchases at market-based rates. The California Attorney General argues that, as a result, all past sales should be subject to refund if found to be above just and reasonable levels. The ultimate outcome of this complaint proceeding cannot be predicted with any degree of certainty at this time. However, the Company believes, based on its analysis to date of the claims asserted in the complaint, the underlying facts, and the relevant statutory and regulatory provisions, that resolution of this

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           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

lawsuit will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     Natural Gas Measurement Lawsuits. In 1997, a suit was filed under the Federal False Claim Act against RERC and certain of its subsidiaries alleging mismeasurement of natural gas produced from federal and Indian lands. The suit seeks undisclosed damages, along with statutory penalties, interest, costs, and fees. The complaint is part of a larger series of complaints filed against 77 natural gas pipelines and their subsidiaries and affiliates. An earlier single action making substantially similar allegations against the pipelines was dismissed by the U.S. District Court for the District of Columbia on grounds of improper joinder and lack of jurisdiction. As a result, the various individual complaints were filed in numerous courts throughout the country. This case was consolidated, together with the other similar False Claim Act cases filed and transferred to the District of Wyoming. Motions to dismiss were denied. The defendants intend to vigorously contest this case.

     In addition, RERC, REGT, REFS and MRT have been named as defendants in a class action filed in May 1999 against approximately 245 pipeline companies and their affiliates. The plaintiffs in the case purport to represent a class of natural gas producers and fee royalty owners who allege that they have been subject to systematic gas mismeasurement by the defendants, including certain Reliant Energy entities, for more than 25 years. The plaintiffs seek compensatory damages, along with statutory penalties, treble damages, interest, costs and fees. The action is currently pending in state court in Stevens County, Kansas. Plaintiffs initially sued Reliant Energy Services, but that company was dismissed without prejudice on June 8, 2001. Other Reliant Energy entities that were misnamed or duplicative have also been dismissed. MRT and REFS have filed motions to dismiss for lack of personal jurisdiction and are currently responding to discovery on personal jurisdiction. All four Reliant Energy defendants have joined in a motion to dismiss.

     The defendants plan to raise significant affirmative defenses based on the terms of the applicable contracts, as well as on the broad waivers and releases in take or pay settlements that were granted by the producer-sellers of natural gas who are putative class members.

  Environmental Matters

     Clean Air Standards. The Company has participated in a lawsuit against the Texas Natural Resource Conservation Commission (TNRCC) regarding the limitation of the emission of oxides of nitrogen (NOx) in the Houston area. A settlement of the lawsuit was reached with the TNRCC in the second quarter of 2001 and revised emissions limitations were adopted by the TNRCC in the third quarter of 2001. The revised limitations provide for an increase in allowable NOx emissions, compared to the original TNRCC requirements, through 2004. Further emission reduction requirements may or may not be required through 2007, depending upon the outcome of further investigations of regional air quality issues. To achieve the TNRCC NOx reduction requirements, the Company anticipates investing up to $721 million in capital and other special project expenditures by 2004, including costs incurred through December 31, 2001, and potentially up to an additional $88 million between 2004 and 2007. The Texas Electric Restructuring Law provides for stranded cost recovery for expenditures incurred before May 1, 2003 to achieve the NOx reduction requirements.

     Hydrocarbon Contamination. On August 24, 2001, 37 plaintiffs filed suit against Reliant Energy Gas Transmission Company, Inc., Reliant Energy Pipeline Services, Inc., RERC, Reliant Energy Services, Inc., other Reliant Energy entities and third parties (Docket No. 460, 916-Div. "B"), in the 1st Judicial District Court, Caddo Parish, Louisiana. The petition has now been supplemented five times. As of March 11, 2002, there were 628 plaintiffs, a majority of whom are Louisiana residents who live near the Wilcox Aquifer. In addition to the Reliant Energy entities, the plaintiffs have sued the State of Louisiana through its Department of Environmental Quality, several individuals, some of whom are present employees of the State of Louisiana, the Bayou South Gas Gathering Company, L.L.C., Martin Timber Company, Inc., and several trusts.

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           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The suit alleges that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer which lies beneath property owned or leased by the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility." This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution. This site was originally leased and operated by predecessors of Reliant Energy Gas Transmission Company in the late 1940s and was operated until Arkansas Louisiana Gas Company ceased operations of the plant in the late 1970s.

     Beginning about 1985, the predecessors of certain Reliant Energy defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they own or lease. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or dimunition of value of their property, and in addition seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. As of December 31, 2001, the Company is unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in this matter.

     Manufactured Gas Plant Sites. RERC and its predecessors operated a manufactured gas plant (MGP) until 1960 adjacent to the Mississippi River in Minnesota, formerly known as Minneapolis Gas Works (MGW). RERC has substantially completed remediation of the main site other than ongoing water monitoring and treatment. The manufactured gas was stored in separate holders. RERC is negotiating clean-up of one such holder. There are six other former MGP sites in the Minnesota service territory. Remediation has been completed on one site. Of the remaining five sites, RERC believes that two were neither owned nor operated by RERC. RERC believes it has no liability with respect to the sites it neither owned nor operated.

     At December 31, 2000 and 2001, RERC had accrued $18 million and $23 million, respectively, for remediation of the Minnesota sites. At December 31, 2001, the estimated range of possible remediation costs was $11 million to $49 million. The cost estimates of the MGW site are based on studies of that site. The remediation costs for the other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used.

     Issues relating to the identification and remediation of MGPs are common in the natural gas distribution industry. The Company has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. Based on current information, the Company has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Other Minnesota Matters. At December 31, 2000 and 2001, RERC had recorded accruals of $4 million and $5 million, respectively for other environmental matters in Minnesota for which remediation may be required. At December 31, 2001 the estimated range of possible remediation costs was $4 million to $8 million.

     Mercury Contamination. The Company's pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by the Company at some sites in the past, and the Company has conducted remediation at sites found to be contaminated. Although the Company is not aware of additional specific sites, it is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amount of these costs cannot be known at this time, based on experience by the Company and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, the Company believes that the costs of any remediation of these sites will not be material to the Company's financial position, results of operations or cash flows.

     REMA Ash Disposal Site Closures and Site Contaminations. Under the agreement to acquire REMA (see Note 3(a)), the Company became responsible for liabilities associated with ash disposal site closures and site contamination at the acquired facilities in Pennsylvania and New Jersey prior to a plant closing, except for the first $6 million of remediation costs at the Seward Generating Station. A prior owner retained liabilities associated with the disposal of hazardous substances to off-site locations prior to November 24, 1999. As of December 31, 2000 and 2001, REMA has liabilities associated with six future ash disposal site closures and six current site investigations and environmental remediations. The Company has recorded its estimate of these environmental liabilities in the amount of $36 million as of December 31, 2000 and 2001. The Company expects approximately $16 million will be paid over the next five years.

     REPGB Asbestos Abatement and Soil Remediation. Prior to the Company's acquisition of REPGB (see Note 3(b)), REPGB had a $25 million obligation primarily related to asbestos abatement, as required by Dutch law, and soil remediation at six sites. During 2000, the Company initiated a review of potential environmental matters associated with REPGB's properties. REPGB began remediation in 2000 of the properties identified to have exposed asbestos and soil contamination, as required by Dutch law and the terms of some leasehold agreements with municipalities in which the contaminated properties are located. All remediation efforts are to be fully completed by 2005. As of December 31, 2000 and 2001, the recorded estimated undiscounted liability for this asbestos abatement and soil remediation was $24 million and $18 million, respectively.

     Other. From time to time the Company has received notices from regulatory authorities or others regarding its status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. The Company has from time to time received notices from regulatory authorities regarding alleged noncompliance with environmental regulatory requirements. In addition, the Company has been named as a defendant in litigation related to allegedly contaminated sites and in recent years has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

  Other Matters

     The Company is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (g) CALIFORNIA WHOLESALE MARKET UNCERTAINTY.

     Receivables. During portions of 2000 and 2001, prices for wholesale electricity in California increased dramatically as a result of a combination of factors, including higher natural gas prices and emission allowance costs, reduction in available hydroelectric generation resources, increased demand, decreased net electric imports and limitations on supply as a result of maintenance and other outages. The resulting supply and demand imbalance disproportionately impacted California utilities that relied too heavily on short-term power markets to meet their load requirements. Although wholesale prices increased, California's deregulation legislation kept retail rates frozen at 10% below 1996 levels for two of California's public utilities, Pacific Gas and Electric (PG&E) and Southern California Edison Company (SCE), until rates were raised by the California Public Utilities Commission (CPUC) early in 2001.

     Due to the disparity between wholesale and retail rates, the credit ratings of PG&E and SCE fell below investment grade. Additionally, PG&E filed for protection under the bankruptcy laws on April 6, 2001. As a result, PG&E and SCE are no longer considered creditworthy and since January 17, 2001 have not directly purchased power from third-party suppliers through the Cal ISO to serve their net short load. Pursuant to emergency legislation enacted by the California Legislature, the California Department of Water Resources (CDWR) has negotiated and purchased power through short and long-term contracts on behalf of PG&E and SCE to meet their net short loads. In December 2001, the CDWR began making payments to the Cal ISO for real-time transactions. The CDWR has now made payment through the Cal ISO for most real-time energy deliveries subsequent to January 17, 2001.

     In addition, certain contracts intended to serve as collateral for sales to the California Power Exchange (Cal PX) were seized by California Governor Gray Davis in February 2001. The Ninth Circuit Court of Appeals subsequently ruled that Governor Davis' seizure of these contracts was wrongful. The Company has filed a lawsuit, currently pending in California, to require the state of California to compensate it for the seizure of these contracts. Although SCE made a payment on March 1, 2002 to the Cal PX that included amounts it owed to the Company under these contracts, the Company is still seeking to recover the market value of the contracts at the time they were seized by Governor Davis, which was significantly higher than the contract value, and to collect amounts owed as a result of payment defaults by PG&E under the contracts. The timing and ultimate resolution of these claims is uncertain at this time.

     On September 20, 2001, PG&E filed a Plan of Reorganization and an accompanying disclosure statement with the bankruptcy court. Under this plan, PG&E would pay all allowed creditor claims in full, through a combination of cash and long-term notes. Components of the plan will require the approval of the FERC, the SEC and the Nuclear Energy Regulatory Commission, in addition to the bankruptcy court. PG&E has stated it seeks to have this plan confirmed by December 31, 2002. A number of parties are contesting PG&E's reorganization plan, including a number of California parties and agencies. The bankruptcy judge in the PG&E case has ordered that the CPUC may file a competing plan. The details of the CPUC's proposal are unknown at this time. The ability of PG&E to have its reorganization plan confirmed, including the provision providing for the payment in full of unsecured creditors, is uncertain at this time.

     On October 5, 2001, a federal district court in California entered a stipulated judgment approving a settlement between SCE and the CPUC in an action brought by SCE regarding the recovery of its wholesale power costs under the filed rate doctrine. Under the stipulated judgment, a rate increase approved earlier in 2001 will remain in place until the earlier of SCE recovering $3.3 billion or December 31, 2002. After that date, the CPUC will review the sufficiency of retail rates through December 31, 2005. A consumer organization has appealed the judgment to the Ninth Circuit Court of Appeals, and no hearing has been held to date. Under the stipulated judgment, any settlement with SCE's creditors that is entered into after March 1, 2002 must be approved by the CPUC. The Company has appealed this provision of the judgment. On March 1, 2002, SCE made a payment to the Cal PX that included amounts it owed the Company. The Company has made a filing with FERC seeking an order providing for the disbursement of the funds owed to

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the suppliers. The FERC and the bankruptcy court governing the Cal PX bankruptcy proceedings are considering how to dispense this money and it remains uncertain when those funds will be paid over to the Company.

     As of December 31, 2000, the Company was owed a total of $282 million by the Cal PX and the Cal ISO. As of December 31, 2001, the Company was owed a total of $302 million by the Cal ISO, the Cal PX, the CDWR, and California Energy Resources Scheduling for energy sales in the California wholesale market during the fourth quarter of 2000 through December 31, 2001. From January 1, 2002 through March 26, 2002, the Company has collected $45 million of these receivable balances. As of December 31, 2001, the Company had a pre-tax provision of $68 million against receivable balances related to energy sales in the California market, including $39 million recorded in 2000 and $29 million recorded in 2001. Management will continue to assess the collectability of these receivables based on further developments affecting the California electricity market and the market participants described herein.

     FERC Market Mitigation. In response to the filing of a number of complaints challenging the level of wholesale prices, the FERC initiated a staff investigation and issued a number of orders implementing a series of wholesale market reforms. Under these orders, and subject to review and adjustment based on the pending refund proceeding described below, the Company may face an as yet undetermined amount of refund liability. See "-- FERC Refunds" below. Under these orders, for the period January 1, 2001 through June 19, 2001, approximately $20 million of the $149 million charged by the Company for sales in California to the Cal ISO and the Cal PX were identified as being subject to possible refunds. During the second quarter of 2001, the Company accrued refunds of $15 million, $3 million of which had been previously expensed during the first quarter of 2001.

     On April 26, 2001, the FERC issued an order replacing the previous price review procedures and establishing a market monitoring and mitigation plan, effective May 29, 2001, for the California markets. The plan establishes a cap on prices during periods when power reserves fall below 7% in the Cal ISO (reserve deficiency periods). The Cal ISO is instructed to use data submitted confidentially by gas-fired generators in California and daily indices of natural gas and emissions allowance costs to establish the market-clearing price in real-time based on the marginal cost of the highest-cost generator called to run. The plan also requires generators in California to offer all their available capacity for sale in the real-time market, and conditions sellers' market-based rate authority such that sellers engaging in certain bidding practices will be subject to increased scrutiny by the FERC, potential refunds and even revocation of their market-based rate authority.

     On June 19, 2001, the FERC issued an order modifying the market monitoring and mitigation plan adopted in its April 26 order, to apply price controls to all hours, instead of just hours of low operating reserve, and to extend the mitigation measures to other Western states in addition to California, including Arizona, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming. The FERC set July 2, 2001 as the refund effective date for sales subject to the price mitigation plan throughout the West region. This means that transactions after that date may be subject to refund if found to be unjust or unreasonable. The proxy market clearing price calculated by the Cal ISO will apply during periods of reserve deficiency to all sales in the Cal ISO and Western spot markets. In non-reserve deficiency hours in California, the maximum price in California and the other Western states will be capped at 85% of the highest Cal ISO hourly market clearing price established during the most recent reserve deficiency period. Sellers other than marketers will be allowed to bid higher than the maximum prices, but such bids are subject to justification and potential refund. Justification of higher prices is limited to establishing higher actual gas costs than the proxy calculation averages and making a showing that conditions in natural gas markets changed significantly. The modified monitoring and mitigation plan went into effect June 20, 2001, and will terminate on September 30, 2002, covering two summer peak seasons, or approximately 16 months.

     On December 19, 2001, the FERC issued a series of orders on price mitigation in California and the West region. These orders largely maintained existing mitigation mechanisms, but did make a temporary modifica-

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

tion to the way that mitigated market clearing prices will be set during the winter months, allowing the maximum prices to rise if gas prices rise. The FERC removed the requirement that non-reserve deficiency prices be limited to 85% of the most recent reserve deficiency prices, allowing prices to rise to a mitigated clearing price of $108/MWh (above which price transactions must be justified as described above). In addition, the FERC determined that if gas prices in California rise by 10%, the mitigated price may be revised to take that change into account. The formula will then track subsequent cumulative changes of at least 10%, but may not fall below a maximum price of $108/MWh. This modification is effective December 20, 2001 through April 30, 2002, at which point the previous mitigation formula is reinstated.

     Also, the December 19 orders affirm the June 19 order's requirement that generators must offer all available capacity for sale in the real-time market. As a result of this requirement, the Company's opportunity to sell ancillary services in the West region in the future may be reduced. During 2001, the Company recorded $42 million in revenues related to ancillary services in the West region.

     In addition to the impact on ancillary services sales, certain aspects of the December 19, 2001 orders may have retroactive application that may affect prices charged in the West region since June 21, 2001. Because the precise application of the December 19, 2001 order is not known at this time, the Company cannot anticipate the resulting impact on earnings.

     The Company believes that while the mitigation plan will reduce volatility in the market, the Company will nevertheless be able to profitably operate its facilities in the West. Additionally, as noted above, the mitigation plan allows sellers, such as the Company, to justify prices above the proxy price. However, previous efforts by the Company to justify prices above the proxy price have been rejected by the FERC and there is no certainty that the FERC will allow for the recovery of costs above the proxy price. Finally, any adverse impacts of the mitigation plan on the Company's operations would be mitigated, in part, by the Company's forward hedging activities.

     FERC Refunds. The FERC issued an order on July 25, 2001 adopting a refund methodology and initiating a hearing schedule to determine (1) revised mitigated prices for each hour from October 2, 2000 through June 20, 2001; (2) the amount owed in refunds by each supplier according to the methodology (these amounts may be in addition to or in place of the refund amounts previously determined by the
FERC); and (3) the amount currently owed to each supplier. The amounts of any refunds will be determined by the FERC after the conclusion of the hearing process. On December 19, 2001, the FERC issued an order modifying the methodology to be used to determine refund amounts. The schedule currently anticipates that the Administrative Law Judge will make his refund amount recommendations to the FERC in October 2002. However, the Company does not know when the FERC will issue its final decision. The Company has not reserved any amounts for potential future refund liability resulting from the FERC refund hearing, nor can it currently predict the amount of these potential refunds, if any, because the methodology used to calculate these refunds is not final and will depend on information that is still subject to review and challenge in the hearing process. Any refunds that are determined in the FERC proceeding will likely be offset against unpaid amounts owed, if any, to the Company for its prior sales.

     On November 20, 2001, the FERC instituted an investigation under Section 206 of the Federal Power Act regarding the tariffs of all sellers with market-based rates authority, including the Company. In this proceeding, the FERC conditions the market-based rate authority of all sellers on their not engaging in anti-competitive behavior. Such condition will apply upon a further order from FERC establishing a refund effective date. This condition allows the FERC, if it determines that a seller has engaged in anti-competitive behavior subsequent to the start of the refund effective period, to order refunds back to the date of such behavior. The FERC invited comments regarding this proposal, and the Company has filed comments in opposition to the proposal. On March 11, 2002, the FERC's Staff held a conference with market participants to discuss the comments FERC has received, and possible modification of the proposed conditions to address concerns raised in the comments while protecting consumers against anticompetitive behavior. The timing of

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES further action by FERC is uncertain. If the FERC does not modify or reject its proposed approach for dealing with anti-competitive behavior, the Company's future earnings may be affected by the open-ended refund obligation.

     On February 13, 2002, the FERC issued an order initiating a staff investigation into potential manipulation of electric and natural gas prices in the Western region for the period January 1, 2000 forward. While this order does not propose any action against the Company, if the investigation results in findings that markets were dysfunctional during this period, those findings may be used in support of existing or future claims by the FERC or others that prices in the Company's long-term contracts entered into after January 1, 2000 for sales in the West region should be altered.

     Other Investigations. In addition to the FERC investigation discussed above, several state and other federal regulatory investigations and complaints have commenced in connection with the wholesale electricity prices in California and other neighboring Western states to determine the causes of the high prices and potentially to recommend remedial action. In California, the California State Senate and the California Office of the Attorney General have separate ongoing investigations into the high prices and their causes. Although these investigations have not been completed and no findings have been made in connection with either of them, the California Attorney General has filed a civil lawsuit in San Francisco Superior Court alleging that the Company has violated state laws against unfair and unlawful business practices and a complaint with the FERC alleging the Company violated the terms of its tariff with the FERC (see Note 14(f)). Adverse findings or rulings could result in punitive legislation, sanctions, fines or even criminal charges against the Company or its employees. The Company is cooperating with both investigations and has produced a substantial amount of information requested in subpoenas issued by each body. The Washington and Oregon attorneys general have also begun similar investigations.

     Legislative Efforts. Since the inception of the California energy crisis, various pieces of legislation, including tax proposals, have been introduced in the U.S. Congress and the California Legislature addressing several issues related to the increase in wholesale power prices in 2000 and 2001. For example, a bill was introduced in the California legislature that would have created a "windfall profits" tax on wholesale electricity sales and would subject exempt wholesale generators, such as the Company's subsidiaries that own generation facilities in California, to regulation by the CPUC as "public utilities." To date, only a few energy-related bills have passed and the Company does not believe that the legislation that has been enacted to date on these issues will have a material adverse effect on the Company. However, it is possible that legislation could be enacted on either the state or federal level that could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

  (h) INDEMNIFICATION OF STRANDED COSTS

     Background. In January 2001, the Dutch Electricity Production Sector Transitional Arrangements Act (Transition Act) became effective and, among other things, allocated to REPGB and the three other large-scale Dutch generation companies, a share of the assets, liabilities and stranded cost commitments of NEA. Prior to the enactment of the Transition Act, NEA acted as the national electricity pooling and coordinating body for the generation output of REPGB and the three other large-scale national Dutch generation companies. REPGB and the three other large-scale Dutch generation companies are shareholders of NEA.

     The Transition Act and related agreements specify that REPGB has a 22.5% share of NEA's assets, liabilities and stranded cost commitments. NEA's stranded cost commitments consisted primarily of various uneconomical or stranded cost investments and commitments, including a gas supply and three power contracts entered into prior to the liberalization of the Dutch wholesale electricity market. REPGB's stranded cost obligations also include uneconomical district heating contracts which were previously administrated by NEA prior to deregulation of the Dutch power market.

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The gas supply contract expires in 2016 and provides for gas imports aggregating 2.283 billion cubic meters per year. Prior to December 31, 2001, one of the stranded cost power contracts was settled. The two remaining stranded cost power contracts have the following capacities and terms: (a) 300 MW through 2005, and (b) 600 MW through March 2002 and 750 MW through 2009. Under the Transition Act, REPGB can either assume its 22.5% allocated interest in the contracts or, subject to the terms of the contracts, sell its interests to third parties. The district heating obligations relate to three heating water supply contacts entered into with various municipalities and expire from 2013 through 2015. Under the district heating contracts, the municipal districts are required to take annually a combined minimum of 5,549 terajoules (TJ) increasing annually to 7,955 TJ over the life of the contracts.

     The Transition Act also authorized the government to purchase from NEA at least a majority of the shares in the Dutch national transmission grid company which was sold to the Dutch government on October 25, 2001 for approximately NLG
2.6 billion (approximately $1.05 billion based on an exchange rate of 2.48 NLG per U.S. dollar as of December 31, 2001).

     Prior to December 31, 2001, the former shareholders agreed pursuant to a share purchase agreement to indemnify REPGB for up to NLG 1.9 billion in stranded cost liabilities (approximately $766 million). The indemnity obligation of the former shareholders and various provincial and municipal entities (including the city of Amsterdam), was secured by a NLG 900 million escrow account (approximately $363 million).

     The Transition Act provided that, subject to the approval of the European Commission, the Dutch government will provide financial compensation to the Dutch generation companies, including REPGB, for liabilities associated with (a) long-term district heating contracts and (b) an experimental coal facility. In July 2001, the European Commission ruled that under certain conditions the Dutch government can provide financial compensation to the generation companies for the district heating contracts. To the extent that this compensation is not ultimately provided to the generation companies by the Dutch government, REPGB was to collect its compensation directly from the former shareholders as further discussed below.

     In January 2001, the Company recognized an out-of-market, net stranded cost liability for its gas and electric contracts and district heating commitments. At such time, the Company recorded a corresponding asset of equal amount for the indemnification of this obligation from REPGB's former shareholders and the Dutch government, as applicable. Pursuant to SFAS No. 133, the gas and electric contracts are marked-to-market (see Note 5). As of December 31, 2001, the Company has recorded a liability of $369 million for its stranded cost gas and electric commitments in non-trading derivative liabilities and a liability of $206 million for its district heating commitments in current and non-current other liabilities. As of December 31, 2001, the Company has recorded an indemnification receivable from the Dutch government for the district heating stranded cost liability of $206 million. The settlement of the indemnification related to gas and electric contract commitments in December 2001 is discussed below.

     Settlement of Stranded Cost Indemnification. In December 2001, REPGB and its former shareholders entered into a settlement agreement immediately resolving the former shareholders of their stranded cost indemnity obligations related to the gas supply and power contracts under the original share purchase agreement, and provides conditional terms for the possible settlement of their stranded cost indemnity obligation related to district heating obligations under certain conditions. The settlement agreement was approved in December 2001 by the Ministry of Economic Affairs of the Netherlands.

     Under the settlement agreement, the former shareholders paid to REPGB NLG 500 million ($202 million) in January and February 2002. The payment represents a settlement of the obligations of the former shareholders to indemnify REPGB for all stranded cost liabilities other than those relating to the district heating contracts. The full amount of this payment was placed into an escrow account in the name of REPGB to fund its stranded cost obligations related to the gas and electric import contracts. Any remaining escrow funds as of January 1, 2004 will be distributed to REPGB.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

     Under the settlement agreement, the former shareholders will continue to indemnify REPGB for the stranded cost liabilities relating to district heating contracts. The terms of the indemnity are as follows:

     - The settlement agreement acknowledges that the Netherlands is finalizing regulations for compensation of stranded cost associated with district heating projects. Within 21 days after the date these compensation rules take effect, REPGB can elect to receive one of two forms of indemnification under the settlement agreement.

     - If the compensation to be paid by the Netherlands under these rules is at least as much as the compensation to be paid under the original indemnification agreement, REPGB can elect to receive a one-time payment of NLG 60 million ($24 million). In addition, unless the decree implementing the new compensation rules provides for compensation for the lifetime of the district heating projects, REPGB can receive an additional cash payment of NLG 15 million ($6 million).

     - If the compensation rules do not provide for compensation at least equal to that provided under the original indemnification agreement, REPGB can claim indemnification for stranded cost losses up to a maximum of NLG 700 million ($282 million) less the amount of compensation provided by the new compensation rules and certain proceeds received from arbitrations.

     - If no new compensation rules have taken effect on or prior to December 31, 2003, REPGB is entitled, but not obligated, to elect to receive indemnification under the formula described above.

     Under the terms of the original indemnification agreement, the former shareholders were entitled to receive any and all distributions and dividends above NLG 125 million ($51 million) paid by NEA. Under the settlement agreement, the former shareholders waived all rights under the original indemnification agreement to claim distributions of NEA.

     Reliant Resources recognized a net gain of $37 million for the difference between the sum of (a) the cash settlement payment of $202 million and the additional rights to claim distributions of Reliant Resources' NEA investment recognized of $248 million and (b) the amount recorded as stranded cost indemnity receivable related to the stranded cost gas and electric commitments of $369 million and claims receivable related to stranded cost incurred in 2001 of $44 million both previously recorded in the Consolidated Balance Sheets.

     Investment in NEA. During the second quarter of 2001, Reliant Resources recorded a $51 million pre-tax gain (NLG 125 million) recorded as equity income for the preacquisition gain contingency related to the acquisition of REPGB for the value of its equity investment in NEA. This gain was based on Reliant Resources' evaluation of NEA's financial position and fair value. The fair value of Reliant Resources' investment in NEA is dependent upon the ultimate resolution of its existing contingencies and proceeds received from liquidating its remaining net assets. Prior to the settlement agreement discussed above, pursuant to the purchase agreement of REPGB, as amended, REPGB was entitled to a NLG 125 million dividend from NEA with any remainder owing to the former shareholders. As mentioned above, REPGB entered into an agreement with its former shareholders to settle the original indemnification agreement and the former shareholders waived all rights to distributions of NEA. Accordingly, as a component of the net gain recognized from the settlement of the stranded cost indemnity, Reliant Resources recorded a $248 million increase in its investment in NEA. As of December 31, 2001, Reliant Resources has recorded $299 million in equity investments of unconsolidated subsidiaries for its investment in NEA.

  (i) OPERATIONS AGREEMENT WITH CITY OF SAN ANTONIO

     As part of the 1996 settlement of certain litigation claims asserted by the City of San Antonio with respect to the South Texas Project, the Company entered into a 10-year joint operations agreement under which the Company and the City of San Antonio, acting through the City Public Service Board of San Antonio
(CPS), share savings resulting from the joint dispatching of their respective generating assets in

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES order to take advantage of each system's lower cost resources. In January 2000, the contract term was extended for three years and is expected to terminate in 2009. Under the terms of the joint operations agreement entered into between CPS and Electric Operations, the Company has guaranteed CPS minimum annual savings of $10 million up to a total cumulative savings of $150 million over the term of the agreement. The cumulative obligation was met in the first quarter of 2001. In 1999, 2000 and 2001, savings generated for CPS' account were $14 million, $60 million and $65 million, respectively. Through December 31, 2001, cumulative savings generated for CPS' account were $189 million.

  (j) NUCLEAR INSURANCE

     The Company and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

     Pursuant to the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $9.3 billion as of December 31, 2001. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. The Company and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

     There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition, results of operations and cash flows.

  (k) NUCLEAR DECOMMISSIONING

     The Company contributed $14.8 million per year in 1999, 2000 and 2001 to a trust established to fund its share of the decommissioning costs for the South Texas Project. Pursuant to the October 3, 2001 Order, beginning in 2002, the Company will contribute $2.9 million per year to this trust. There are various investment restrictions imposed upon the Company by the Texas Utility Commission and the NRC relating to the Company's nuclear decommissioning trust. Additionally, the Company's board of directors has appointed the Nuclear Decommissioning Trust Investment Committee to establish the investment policy of the trust and oversee the investment of the trusts' assets. The securities held by the trust for decommissioning costs had an estimated fair value of $169 million as of December 31, 2001, of which approximately 46% were fixed-rate debt securities and the remaining 54% were equity securities. For a discussion of the accounting treatment for the securities held in the Company's nuclear decommissioning trust, see Note 2(l). In July 1999, an outside consultant estimated the Company's portion of decommissioning costs to be approximately $363 million. While the current funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment. Pursuant to the Texas Electric Restructuring Law, costs associated with nuclear decommissioning that have not been recovered as of January 1, 2002, will continue to be subject to cost-of-service rate regulation and will be included in a charge to transmission and distribution customers. For information regarding the effect of the Business Separation Plan on funding of the nuclear decommissioning trust fund, see Note 4(b).

  (l) CONSTRUCTION AGENCY AGREEMENT AND EQUIPMENT FINANCING STRUCTURE

     In 2001, Reliant Resources, through several of its subsidiaries, entered into operative documents with special purpose entities to facilitate the development, construction, financing and leasing of several power

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES generation projects. The special purpose entities are not consolidated by the Company. The special purpose entities have an aggregate financing commitment from equity and debt participants (Investors) of $2.5 billion of which the last $1.1 billion is currently available only if the cash is collateralized. The availability of the commitment is subject to satisfaction of various conditions, including the obligation to provide cash collateral for the loans and letters of credit outstanding on November 27, 2004. Reliant Resources, through several of its subsidiaries, acts as construction agent for the special purpose entities and is responsible for completing construction of these projects by December 31, 2004, but Reliant Resources has generally limited its risk during construction to an amount not in excess of 89.9% of costs incurred to date, except in certain events. Upon completion of an individual project and exercise of the lease option, Reliant Resources' subsidiaries will be required to make lease payments in an amount sufficient to provide a return to the Investors. If Reliant Resources does not exercise its option to lease any project upon its completion, Reliant Resources must purchase the project or remarket the project on behalf of the special purpose entities. Reliant Resources' ability to exercise the lease option is subject to certain conditions. Reliant Resources must guarantee that the Investors will receive an amount at least equal to 89.9% of their investment in the case of a remarketing sale at the end of construction. At the end of an individual project's initial operating lease term (approximately five years from construction completion), Reliant Resources' subsidiary lessees have the option to extend the lease with the approval of Investors, purchase the project at a fixed amount equal to the original construction cost, or act as a remarketing agent and sell the project to an independent third party. If the lessees elect the remarketing option, they may be required to make a payment of an amount not to exceed 85% of the project cost, if the proceeds from remarketing are not sufficient to repay the Investors. Reliant Resources has guaranteed the performance and payment of its subsidiaries' obligations during the construction periods and, if the lease option is exercised, each lessee's obligations during the lease period. At any time during the construction period or during the lease, Reliant Resources may purchase a facility by paying an amount approximately equal to the outstanding balance plus costs.

     Reliant Resources, through its subsidiary, REPG, has entered into an agreement with a bank whereby the bank, as owner, entered or will enter into contracts for the purchase and construction of power generation equipment and REPG, or its subagent, acts as the bank's agent in connection with administering the contracts for such equipment. Under the agreement, the bank has agreed to provide up to a maximum aggregate amount of $650 million. REPG and its subagents must cash collateralize their obligation to administer the contracts. This cash collateral is approximately equivalent to the total payments by the bank for the equipment, interest and other fees. As of December 31, 2001, the bank had assumed contracts for the purchase of eleven turbines, two heat recovery steam generators and one air-cooled condenser with an aggregate cost of $398 million. REPG, or its designee, has the option at any time to purchase, or, at equipment completion, subject to certain conditions, including the agreement of the bank to extend financing, to lease the equipment, or to assist in the remarketing of the equipment under terms specified in the agreement. All costs, including the purchase commitment on the turbines, are the responsibility of the bank. The cash collateral is deposited by REPG or an affiliate into a collateral account with the bank and earns interest at LIBOR less 0.15%. Under certain circumstances, the collateral deposit or a portion of it, will be returned to REPG or its designee. Otherwise, it will be retained by the bank. At December 31, 2001, REPG and its subsidiary had deposited $230 million into the collateral account. The bank's payments for equipment under the contracts totaled $227 million as of December 31, 2001. In January 2002, the bank sold to the parties to the construction agency agreements discussed above, equipment contracts with a total contractual obligation of $258 million, under which payments and interest during construction totaled $142 million. Accordingly, $142 million of Reliant Resources' collateral deposits were returned to Reliant Resources. As of December 31, 2001, there were equipment contracts with a total contractual obligation of $140 million under which payments during construction totaled $83 million. Currently this equipment is not designated for current planned power generation construction projects. Therefore, the Company anticipates that it will either purchase the equipment, assist in the remarketing of the equipment or negotiate to cancel the related contracts.